Exhibit 99.1

January 10, 2011

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon

Dear Sirs/Mesdames;

Re. Filing of Revised Technical Report on the La Bolsa Property

This letter is filed with the above securities regulatory authorities as an addition to the filing of the revised La Bolsa technical report titled “Technical Report, La Bolsa Project, Preliminary Feasibility Study” dated January 10, 2011 (the "Revised Report").

The Revised Report supersedes the revised technical report titled "Technical report on the La Bolsa Project, Preliminary Feasibility Study" dated August 9, 2010. The Revised Report amends the authorship on the title page, provides a cost estimate for the recommendations and provides amended certificates and consents of certain experts. In addition, the structure and headings of the amended and restated report have been revised.

Yours truly,

Minefinders Corporation Ltd.

Per:	(signed) “Greg D. Smith”
Greg D. Smith
Vice President, Finance and Chief Financial Officer